Exhibit 99.4
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto announces the pricing of the secondary public offering of 25,600,000 shares of Cloud Peak Energy Inc.
16 December 2010
Rio Tinto announced today the pricing of the underwritten secondary offering of 25,600,000 shares of Cloud Peak Energy Inc.’s common stock for US$19.50 per share. Following the completion of the offering, Rio Tinto will retain an approximately 6.2 per cent interest in Cloud Peak Energy Resources LLC (assuming no exercise of the underwriters’ overallotment option). Subject to closing, the transaction is expected to generate gross proceeds of US$499.2 million. The transaction is expected to close on or about 21 December 2010. The underwriters have an over-allotment option to purchase up to 3,800,000 additional shares of Cloud Peak Energy Inc.’s common stock, exercisable within the next 30 days, and if exercised, would be expected to generate an additional US$74.1 million of gross proceeds.
If the overallotment is fully exercised, this offering would result in the divestment of 100 per cent of Rio Tinto’s holdings in Cloud Peak Energy. The Tax Receivable Agreement entered into between Cloud Peak Energy Inc. and Rio Tinto in connection with the initial public offering in November 2009 will remain in effect.
“The pricing of the secondary offering demonstrates another successful outcome of our overall divestment strategy,” said Guy Elliott, Chief Financial Officer, Rio Tinto. “With the proceeds from the Cloud Peak Energy transactions and the sale of Jacobs Ranch, the total gross proceeds for the divestment of the majority of Rio Tinto Energy America will be at least US$2.0 billion.”
The offering of these securities will be made by means of a prospectus supplement and accompanying prospectus, forming an effective part of the registration statement, copies of which may be obtained from the joint book-running managers, Credit Suisse Securities (USA) LLC at One Madison Avenue 1B, New York, New York 10010, Attention: Prospectus Department or by calling (800) 221-1037; Morgan Stanley & Co. Incorporated at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department or by calling (866) 718-1649 or by emailing: prospectus@morganstanley.com; RBC Capital Markets, LLC at Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate or by calling (212) 428-6670; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling (866) 803-9204.
A shelf registration statement relating to the offering of the common shares has previously been filed with the U.S. Securities and Exchange Commission and has become effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
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A registration statement relating to Cloud Peak Energy Inc.’s common stock has been declared effective by the Securities and Exchange Commission. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, EMEA / Americas	Media Relations, Australia / Asia

Tony Shaffer	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 0419 850 205

Christina Mills	Karen Halbert
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 412 119 389

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada

Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Investor Relations, London	Investor Relations, Australia

Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576597	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Christopher Maitland
Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 459 800 131

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media